

Dakotah Apostolou · 3rd

Founder at Studio Protos / Co-Founder Bright Bridge Network / Cohere Network

Boulder, Colorado, United States · Contact info

199 connections

Cohere

Taliesin, The Frank Lloyd Wright School of Architecture

Experience

Chief Executive Officer
Cohere · Full-time
Jan 2021 – Present · 1 yr 1 mo

Co-Founder
Bright Bridge · Self-employed
Mar 2020 – Present · 1 yr 11 mos
USA

An agency for system design for regenerative living.

Founder
Studio Protos · Full-time
Jan 2019 – Present · 3 yrs 1 mo
Denver

Building for a new way of living.
To enhance, enable, and encourage human and ecological health through better architectural design.

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Relocatable Home

Independent Contractor
Studio Limited · Full-time
May 2019 – Dec 2019 · 8 mos
Denver, Colorado, United States



Construction

Architecture Staff
BOXWOOD [an integrated design studio]
2014 – 2017 · 3 yrs
Seattle WA



Victrola Flagship

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Education

Taliesin, The Frank Lloyd Wright School of Architecture
Master of Architecture (M.Arch.)
2008 – 2013

Media (1)



Taliesin Shelter 2012

Arizona State University

Erasmus College